Exhibit 99.1



OFFICE OF THE GOVERNOR
207 STATE CAPITOL, SPRINGFIELD, ILLINOIS 62706

ROD R. BLAGOJEVICH
GOVERNOR

September 2, 2005

Dear Commissioners,

I have been closely following the developments of AmerenCILCO's, AmerenCIPS's, and AmerenIP's ("Ameren's") proposal before the Illinois Commerce Commission ("ICC") to approve a procurement process (in this instance, a "reverse auction" has been proposed) that will result in the purchase of wholesale power at market-based prices (consolidated docket numbers 05-0160, 05-0161, 05-0162). Please make this document available to all parties to this proceeding and make it a part of the record of the consolidated dockets as the position of an interested party.

The road towards deregulation of the electric industry began in 1997 with amendments to the Public Utilities Act ("PUA"). Deregulation is based upon the predicate that regulation is unnecessary in a competitive market. A competitive market will drive down retail rates and make regulation unnecessary. However, in 2001, this transition period was extended because competition had not yet developed. To date, this competition has still not yet developed for most markets especially the market for residential ratepayers. Therefore, the principles of deregulation have not been achieved.

The PUA only authorizes the Commission to approve market-based rates for customers who take electric service that has been declared "competitive" pursuant to Section 16-113 of the Act. Rate increases are unjustified and the ICC is without authority to approve the market-based rates for the procurement of power, including the reverse auction, until this service has been declared "competitive."

I appointed members of the Commission to protect the consumer. It is your job to ensure that rates remain just and reasonable, and to reject filings that circumvent the law or the intention of the law. I consider an approval of a reverse auction procurement process of market-based rates for wholesale power either a serious neglect of duty or gross incompetence by the ICC.

I will take whatever action is necessary to protect the public and ensure that the law is followed. Unless and until a competitive market develops, the request for higher rates must be rejected.

Therefore, I urge you to uphold your duty to properly apply the law, protect Illinois consumers, and refuse to abandon the long-standing consumer protections provided by the PUA. I request that you dismiss Ameren's request for approval of the market-based rates of a reverse auction requested in the consolidated dockets 05-0160, 05-0161, and 05- 0162 and any current or future filing authorizing a reverse auction or any similar procurement process. I urge you to declare that competition does not exist in the residential market and therefore refuse to approve any retail rate filing or tariff that utilizes any such procurement process.

Sincerely,



ROD R. BLAGOJEVICH
Governor